SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 1st December, 2004, for the month of November, 2004

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

09.11.04 09:26 TEL SHARE OPTION PROGRAMME

Telenor ASA has made a private placing of a total of 218,000 shares in connection with its share option programmes of 2002 and 2003 for managers and key personnel. The share issuance has increased the share capital with NOK 1,308,000. The number of outstanding shares subsequent to the share issue is 1,749,604,311.

22.11.04 10:00 TEL TELENOR`S EMPLOYEES SHARE OFFER PROGRAM 2004

2 630 employees have each been allotted 140 shares amounting to NOK 7,492. In total the employees have bought 368 200 shares at NOK 53.50 (NOK 42.80 adjusted for cash discount offered).

23.11.04 11:12 TEL REDUCTION IN TREASURY SHARES

In connection with a share offer program for employees in Telenor, the number of treasury shares is reduced from 14,939,000 to 14,571,700.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
	By:	/s/ Torstein Moland Name: Torstein Moland (sign.) Title: CFO
Date: 1st December, 2004